News Release

Alexco Appoints New Chief Financial Officer

October 10, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) is pleased to announce the addition of David E. Whittle to its management team as Chief Financial Officer and Corporate Secretary, effective immediately.

Mr. Whittle is a Canadian qualified Chartered Accountant with 20 years of experience in auditing, financing and accounting for public and private companies. He has worked in the mining industry for over 14 years and has been responsible for strategic planning initiatives, operations and all aspects of corporate and financial management and administration, with extensive experience in public company regulatory filings and compliance in Canada and the United States. Mr. Whittle has completed numerous corporate financings for mining projects, encompassing a variety of structures including prospectus offerings and private placements, both domestically and internationally. Most recently, Mr. Whittle was the Chief Financial Officer of Hillsborough Resources Limited, a TSX-listed coal mining and development company. Mr. Whittle also currently serves as an independent director of Mountain Province Diamonds Inc.

The Company wishes to extend its thanks and appreciation to Ms. Elaine Sanders, Alexco’s exiting CFO, who has overseen the rapid growth of Alexco over the past 20 months. The Company also appreciates the continued support of NovaGold Resources Inc. (TSX, AMEX: NG) where Ms. Sanders will continue her duties as VP Finance.

About Alexco
Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc., with a 19% equity interest, is Alexco’s largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email at info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4